Samuel E. Whitley
Partner, Corporate and Securities Law
(Direct) 281.206.0433
swhitley@whitley–llp.com

December 28, 2020

Attn.: Mr. Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: The Emancipation Fund Initiative LLC

Offering Statement on Form 1-A

File No. 367-00255

Gentlemen:

Our Firm represents The Emancipation Fund Initiative LLC (the “Company”) with respect to its Offering Statement on Form 1-A (the “Offering Statement”) filed with the Securities and Exchange Commission (the “Commission”).

The Company hereby withdraws its previously submitted request for qualification of the Offering Statement. The Company anticipates submitting a request for qualification in the near future.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By: /s/ Samuel E. Whitley________________

Samuel E. Whitley

Partner, Corporate and Securities Law